PIERIS PHARMACEUTICALS, INC.

255 State Street, 9th Floor

Boston, MA 02109

August 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

RE:	Pieris Pharmaceuticals, Inc.

Registration Statement on Form S-3, as amended

Filed July 8, 2016 and amended on July 28, 2016

File No. 333-212439

Acceleration Request

Dear Mr. Reynolds:

With respect to the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Pieris Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, August 3, 2016 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Kanasha Herbert of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3015, with any comments or questions regarding the Registration Statement.

Very truly yours,

PIERIS PHARMACEUTICALS, INC.

/s/ Darlene Deptula-Hicks
Darlene Deptula-Hicks
Senior Vice President and Chief Financial Officer

cc:	Hillary Daniels, Securities and Exchange Commission

Stephen S. Yoder, President and Chief Executive Officer, Pieris Pharmaceuticals, Inc.

Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.